Cellegy Pharmaceuticals, Inc.
1000 Marina Boulevard, Suite 300
Brisbane, CA 94005

July 7, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:    Jeffrey P. Riedler, Assistant Director

  Re:
  CELLEGY PHARMACEUTICALS, INC.
  REGISTRATION STATEMENT ON FORM S-3 (No. 333-125787)
  ACCELERATION REQUEST

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Cellegy Pharmaceuticals, Inc. (the "Company") hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-125787) be accelerated so that the same will become effective at 9:00 a.m., Washington, D.C. Time, on Friday, July 8, 2005, or as soon thereafter as practicable.

        The Company hereby acknowledges the following:

        (i)    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        (ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        (iii)  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
CELLEGY PHARMACEUTICALS, INC
By:	/s/ ROBERT J. CASO Robert J. Caso, Chief Financial Officer